BNSF Railway Company
2650 Lou Menk Drive
Fort Worth, Texas 76131
May 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of
the Securities Exchange Act of 1934
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BNSF Railway Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, which was filed with the U.S. Securities and Exchange Commission on May 6, 2016.

Very truly yours,
BNSF Railway Company

By: /s/ Julie A. Piggott
Name: Julie A. Piggott
Title:    Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)